General Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2008



 BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for General Municipal Money Market Fund, covering the six-month period from December 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The Fed has aggressively reduced the overnight rate by 250 basis points — to 2% as of this reporting period — which has resulted in lower yields for virtually all true money market instruments. In addition, volatility in the stock and bond markets also has allowed the money markets to maintain record levels of demand, since money market funds are obligated under strict regulations to seek preservation of capital as their main function. Your financial advisor can help you assess current risks and your need for liquidity and take advantage of potential opportunities in other asset classes given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2007, through May 31, 2008, as provided by Colleen Meehan, Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended May 31, 2008, General Municipal Money Market Fund's Class A shares produced an annualized yield of 2.43% and its Class B shares produced an annualized yield of 2.02%. Taking into account the effects of compounding, the fund's Class A and Class B shares produced annualized effective yields of 2.46% and 2.04%, respectively.[1]

Yields of tax-exempt money market instruments declined along with short-term interest rates as the Federal Reserve Board (the "Fed") took aggressive action to stimulate economic growth and address a fixed-income credit crisis. Supply-and-demand factors also influenced tax-exempt money market yields.

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality short-term municipal obligations throughout the United States and its territories that provide income exempt from federal personal income tax. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

A Housing Slump and Credit Crisis Hurt Economic Growth

Economic conditions deteriorated over much of the reporting period as a result of struggling U.S. housing markets and soaring food and energy costs. Moreover, a credit crisis in the sub-prime mortgage market spread to other asset classes, causing investors to flock to the relative safety of U.S. Treasury securities and money market funds.

By the start of the reporting period, the Fed already had attempted to address these issues by cutting the federal funds rate from 5.25% to 4.50%. However, news of massive sub-prime related losses by major financial institutions led to renewed market turbulence, and the Fed responded with another rate cut in December.

Additional evidence of economic weakness accumulated early in 2008, including the first monthly employment declines in more than four years. The Fed took particularly aggressive action in late January, easing the federal funds rate by 125 basis points in two moves. Additional reductions in March and April left the federal funds rate at 2% by the reporting period's end.

Assets Flowed into Tax-Exempt Money Market Funds

The tax-exempt money markets also were affected by credit concerns regarding monoline bond insurers, which caused investors to shun insured money market instruments in favor of uninsured alternatives. In addition, poor liquidity in the tax-exempt auction-rate securities market caused issuers to switch to variable-rate demand notes and municipal notes, swelling the supply of those instruments and boosting their yields to historically high levels compared to taxable money market instruments. Nonetheless, a record level of assets continued to flow into municipal money market funds, and by the end of the reporting period unrelenting investor demand began to exert downward pressure on yields.

Meanwhile, the fiscal conditions of most municipal issuers remained sound during the reporting period, but states across the country began to expect renewed budget pressures due to weak housing markets, slower consumer spending and mounting job losses.

Maintaining a Conservative Investment Posture

We generally maintained a cautious investment approach, subjecting candidates for investment to intensified scrutiny by our credit analysts. In some cases, these research efforts identified municipal money market instruments that, in our judgment, were punished too severely in the downturn and represented attractive values with strong underlying credit profiles. In addition, we set the fund's weighted average maturity in a range that was longer than industry averages to capture higher yields for as long as we deemed practical while interest rates fell. We achieved this position by balancing very short-term instruments with municipal notes in the three- to six-month maturity range and focusing on liquidity.

As of the reporting period's end, the U.S. economy has remained weak. However, due to mounting inflationary pressures, it appears that the Fed will refrain from further rate cuts for now. Therefore, we currently intend to maintain the fund's conservative credit posture and relatively long weighted average maturity.

June 16, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 1.97% and an annualized effective yield of 1.99%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Municipal Money Market Fund from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2008

	Class A	Class B
Expenses paid per $1,000†	$ 2.87	$ 4.98
Ending value (after expenses)	$1,012.30	$1,010.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

	Class A	Class B
Expenses paid per $1,000†	$ 2.88	$ 5.00
Ending value (after expenses)	$1,022.15	$1,020.05

† *Expenses are equal to the fund's annualized expense ratio of .57% for Class A shares and .99% for Class B shares, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2008 (Unaudited)

Short-Term Investments−102.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−5.3%				
Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank)	1.96	6/7/08	29,500,000 a	29,500,000
Birmingham Industrial Development Board, SWDR (American Cast Iron Company Project) (LOC; Southtrust Bank)	1.75	6/7/08	3,585,000 a	3,585,000
Fultondale Industrial Development Board, IDR (Melsur Corporation Project) (LOC; Amsouth Bank)	1.77	6/7/08	2,640,000 a	2,640,000
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority−Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	1.66	6/7/08	12,500,000 a,b	12,500,000
Troy Health Care Authority, LR (Southeast Alabama Rural Health Associates Project) (LOC; Regions Bank)	1.67	6/7/08	2,340,000 a	2,340,000
Arkansas−.7%				
Arkansas Development Finance Authority, MFHR (Chapelridge of Cabot Housing Project) (LOC; Regions Bank)	1.74	6/7/08	6,675,000 a	6,675,000
California−3.0%				
FHLMC Multifamily Certificates (Liquidity Facility; FHLMC and LOC; FHLMC)	1.75	6/7/08	17,985,906 a,b	17,985,906
Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC)	1.80	6/7/08	10,000,000 a,b	10,000,000
Colorado−1.4%				
Colorado Educational and Cultural Facilities Authority, Education Revenue (Vail Mountain School Project) (LOC; Key Bank)	1.65	6/7/08	5,000,000 a	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
Cornerstar Metropolitan District, Special Revenue (LOC; Compass Bank)	1.70	6/7/08	6,500,000 a	6,500,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	1.82	6/7/08	2,240,000 a,b	2,240,000
Delaware—.5%				
Delaware Economic Development Authority, IDR (V & S Galvanizing LLC Project) (LOC; Key Bank)	1.81	6/7/08	5,000,000 a	5,000,000
District of Columbia—2.5%				
Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	1.68	6/7/08	10,000,000 a,b	10,000,000
Metropolitan Washington DC Airports Authority, CP (LOC; Bank of America)	1.75	6/4/08	13,500,000	13,500,000
Florida—12.4%				
Bay County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	1.83	6/7/08	1,635,000 a,b	1,635,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	1.65	6/13/08	13,588,000	13,588,000
Cape Coral, Water and Sewer Revenue (Insured; FSA and Liquidity Facility; PB Finance Incorporated)	1.65	6/7/08	12,985,000 a,b	12,985,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Capital Trust Agency, MFHR (Brittany Bay Apartments −Waterman's Crossing) (Liquidity Facility; FHLMC and LOC; FHLMC)	1.79	6/7/08	10,000,000 a,b	10,000,000
Florida Housing Finance Agency, Housing Revenue (Caribbean Key Apartments Project) (LOC; FNMA)	1.75	6/7/08	11,335,000 a	11,335,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	1.80	6/7/08	3,470,000 a	3,470,000
Jacksonville Port Authority, CP (LOC; JPMorgan Chase Bank)	2.00	6/10/08	20,000,000	20,000,000
Orlando Utilities Commission, Water and Electric Revenue, Refunding	5.00	10/1/08	5,000,000	5,025,134
Sarasota County Public Hospital District, HR (Sarasota Memorial Hospital Project) (LOC; Fifth Third Bank)	1.62	6/7/08	2,950,000 a	2,950,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.58	6/11/08	15,000,000	15,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/11/08	10,000,000	10,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/12/08	5,500,000	5,500,000
Volusia County School District, GO Notes, TAN	4.00	9/17/08	5,000,000	5,007,982

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia−4.7%				

Atlanta,
  Airport General Revenue,
  Refunding (Hartsfield
  International Airport)
  (Insured; MBIA, Inc. and
  Liquidity Facility; Bayerische
  Landesbank)
	2.50	6/7/08	10,000,000 [a]	10,000,000

Columbia County Development
  Authority, Private Schools
  Revenue (Augusta Preparatory
  Project) (LOC; Wachovia Bank)
	1.65	6/7/08	2,900,000 [a]	2,900,000

Floyd County Development
  Authority, Revenue (Berry
  College Project) (LOC;
  SunTrust Bank)
	1.60	6/7/08	11,000,000 [a]	11,000,000

Fulton County Housing Authority,
  MFHR (Insured; FHMLC and
  Liquidity Facility; FHLMC)
	1.79	6/7/08	15,000,000 [a,b]	15,000,000

RBC Municipal Products Inc. Trust
  (Dekalb County Housing
  Authority, MFHR (North Hills
  Apartments Project))
  (Liquidity Facility; Royal
  Bank of Canada and LOC; Royal
  Bank of Canada)
	1.77	6/7/08	5,700,000 [a,b]	5,700,000

Hawaii−2.7%				

Hawaii Department of Budget and
  Finance, Special Purpose
  Revenue (Hawaii Pacific Health
  Obligated Group) (Liquidity
  Facility; Goldman Sachs Group
  and LOC; Goldman Sachs Group)
	1.63	6/7/08	16,000,000 [a,b]	16,000,000

Hawaii Housing Finance and
  Development Corporation, MFHR
  (Kukui Gardens) (Liquidity Facility;
  Citigroup and LOC; Citigroup)
	1.78	6/7/08	9,550,000 [a,b]	9,550,000

Idaho−.0%				

Idaho Health Facilities Authority,
  Revenue (Saint Luke's Regional
  Medical Center Project)
  (Insured; FSA and Liquidity
  Facility; Bank of Montreal)
	1.17	6/1/08	400,000 [a]	400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois—2.5%				
Chicago, Collateralized SFMR	3.65	8/27/08	5,000,000	5,000,000
Chicago, Collateralized SFMR	3.58	10/7/08	1,480,000	1,480,000
Chicago O'Hare International Airport, Special Facility Revenue (O'Hare Technical Center II Project) (LOC; ABN-AMRO)	1.65	6/7/08	8,000,000 [a]	8,000,000
Illinois Development Finance Authority, IDR (Durex Industries Project) (LOC; ABN-AMRO)	1.65	6/7/08	3,900,000 [a]	3,900,000
Illinois Educational Facilities Authority, Revenue, CP (Field Museum of Natural History) (LOC; Bank of America)	1.40	8/7/08	5,000,000	5,000,000
Indiana—2.3%				
Carmel, Waterworks Revenue, BAN	3.75	9/22/08	9,000,000	9,000,000
Indiana Finance Authority, Revenue (Lutheran Child) (LOC; National City Bank)	1.98	6/7/08	5,375,000 [a]	5,375,000
Indiana Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	1.83	6/7/08	745,000 [a,b]	745,000
Indianapolis Local Public Improvement Bond Bank, Notes	2.95	1/8/09	7,000,000	7,000,000
Kansas—2.8%				
Atchison, Industrial Revenue (StressCrete, Inc.) (LOC; Key Bank)	1.81	6/7/08	5,725,000 [a]	5,725,000
Junction City, GO Temporary Notes	5.00	6/1/08	3,000,000	3,000,000
Junction City, GO Temporary Notes	4.50	6/1/09	7,000,000	7,050,892
Mission, MFHR, Refunding (The Falls Apartments Project) (LOC; FNMA)	1.72	6/7/08	6,000,000 [a]	6,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kansas (continued)				
Pittsburg, Temporary Notes	3.80	6/15/08	4,930,000	4,930,000
Kentucky—5.4%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	1.90	6/7/08	49,200,000 [a]	49,200,000
Kentucky Economic Development Finance Authority, Health Facilities Revenue (Kentucky Easter Seal Society Project) (LOC; Bank One)	1.60	6/7/08	2,000,000 [a]	2,000,000
Louisiana—.4%				
Louisiana Public Facilities Authority, Revenue (Blood Center Properties Inc. Project) (LOC; Bank One)	2.35	6/7/08	1,500,000 [a]	1,500,000
Louisiana Public Facilities Authority, Revenue (GCGK Investments LLC Project) (LOC; Amsouth Capital)	1.62	6/7/08	2,400,000 [a]	2,400,000
Maryland—1.6%				
Frederick County, Revenue (Homewood Inc. Facility) (LOC; M&T Bank)	1.70	6/7/08	8,800,000 [a]	8,800,000
Maryland Economic Development Corporation, Revenue (CWI Limited Partnership Facility) (LOC; M&T Bank)	1.80	6/7/08	3,390,000 [a]	3,390,000
Maryland Industrial Development Financing Authority, Revenue (Mercy High School Facility) (LOC; M&T Bank)	1.72	6/7/08	3,370,000 [a]	3,370,000
Massachusetts—2.2%				
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue)	2.25	6/11/09	11,300,000	11,300,000
Silver Lake Regional School District, GO Notes, BAN	2.25	11/21/08	5,000,000	5,010,400

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Wachusett Regional School District, GO Notes, RAN	4.00	6/30/08	5,000,000	5,003,503
Michigan—2.7%				
Kent Hospital Finance Authority, LOR (Pine Rest Christian Mental Health Services Project) (LOC; Fifth Third Bank)	1.62	6/7/08	4,000,000 a	4,000,000
Michigan Housing Development Authority, SFMR	3.05	9/3/08	9,000,000	9,000,000
Michigan Strategic Fund, LOR (D&R Paint Company Project) (LOC; Fifth Third Bank)	1.73	6/7/08	2,165,000 a	2,165,000
Michigan Strategic Fund, LOR (Extruded Aluminum Corporation Project) (LOC; Comerica Bank)	1.77	6/7/08	10,000,000 a	10,000,000
Minnesota—1.9%				
Minnesota Housing Finance Agency, Residential Housing Finance Revenue (Liquidity Facility; Lloyds TSB Bank PLC)	1.70	6/7/08	15,530,000 a	15,530,000
Saint Paul Housing and Redevelopment Authority, MFHR, Refunding (Hampden Square Apartments) (LOC; FNMA)	1.64	6/7/08	2,840,000 a	2,840,000
Missouri—1.8%				
Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA)	2.10	6/3/08	15,000,000	15,000,000
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (SSM Health Care) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.25	6/1/08	1,900,000 a	1,900,000
Nevada—.8%				
Truckee Meadows Water Authority, Water Revenue (Insured; MBIA, Inc. and Liquidity Facility; Citibank NA)	1.88	6/7/08	7,440,000 a,b	7,440,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Hampshire−.8%				
New Hampshire Health and Education Facilities Authority, Revenue (The Derryfield School Issue) (LOC; RBS Citizen's NA)	1.62	6/7/08	7,000,000 [a]	7,000,000
New Hampshire Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank)	1.83	6/7/08	335,000 [a,b]	335,000
New York−.1%				
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	1.70	6/7/08	975,000 [a,b]	975,000
North Carolina−4.5%				
Harnett County Industrial Facilities and Pollution Control Financing Authority, IDR (Edwards Brothers, Inc. Project) (LOC; National City Bank)	2.08	6/7/08	10,000,000 [a]	10,000,000
North Carolina Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	4.00	6/7/08	20,000,000 [a]	20,000,000
North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	1.78	6/7/08	4,925,000 [a,b]	4,925,000
Piedmont Triad Airport Authority, Airport Revenue (LOC; Branch Banking and Trust Co.)	1.75	6/7/08	4,100,000 [a]	4,100,000
Robeson County Industrial Facilities and Pollution Control Finance Authority, IDR (CB Systems, LLC Project) (LOC; Wachovia Bank)	1.70	6/7/08	3,460,000 [a]	3,460,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Dakota–1.0%				
North Dakota Housing Finance Agency, Revenue (Housing Finance Program–Home Mortgage Finance Program)	3.00	4/14/09	9,000,000	9,038,189
Ohio–5.7%				
Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank)	1.92	6/7/08	8,240,000 a	8,240,000
Cuyahoga County, IDR (King Nut Project) (LOC; National City Bank)	2.18	6/7/08	2,815,000 a	2,815,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	1.61	6/7/08	19,820,000 a,b	19,820,000
Lima, HR (Lima Memorial Hospital Project) (LOC; Bank One)	1.80	6/7/08	2,025,000 a	2,025,000
Ohio, Major New State Infrastructure Project Revenue	4.00	6/15/08	1,645,000	1,645,556
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	1.81	6/7/08	1,000,000 a	1,000,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	1.81	6/7/08	300,000 a	300,000
Ohio Housing Finance Agency, Residential Mortgage Revenue (Mortgage-Backed Securities Program) (Liquidity Facility; KBC Bank and LOC; GNMA)	1.70	6/7/08	10,000,000 a	10,000,000
Portage County Port Authority, IDR (Delta Systems, Inc. Project) (LOC; National City Bank)	2.08	6/7/08	7,310,000 a	7,310,000
Stark County Port Authority, Revenue (Community Action Agency Project) (LOC; Bank One)	2.30	6/7/08	875,000 a	875,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oklahoma−1.1%				
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	2.00	11/15/08	10,000,000	10,000,000
Oregon−.8%				
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	1.85	6/7/08	8,000,000 [a]	8,000,000
Pennsylvania−9.9%				
Allegheny County Hospital Development Authority, Health Care Revenue (Dialysis Clinic, Inc. Project) (LOC; SunTrust Bank)	1.60	6/7/08	2,600,000 [a]	2,600,000
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Company Project) (LOC; Wachovia Bank)	1.75	6/7/08	645,000 [a]	645,000
Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation Project) (LOC; Wachovia Bank)	1.70	6/7/08	2,400,000 [a]	2,400,000
Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank)	1.68	6/7/08	4,000,000 [a]	4,000,000
Montgomery County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	2.00	9/2/08	4,000,000	4,000,000
Pennsylvania Economic Development Financing Authority, Exempt Facility Revenue (PPL Energy Supply) (LOC; Wachovia Bank)	1.80	4/9/09	5,000,000	5,000,000
Pennsylvania Economic Development Financing Authority, Revenue (NHS-AVS LLC Project) (LOC; Commerce Bank NA)	1.21	6/1/08	18,000,000 [a]	18,000,000
Pennsylvania Higher Education Assistance Agency, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	4.25	6/7/08	25,000,000 [a]	25,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Philadelphia, Gas Works Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia, JPMorgan Chase Bank and Wachovia Bank)	1.55	6/7/08	10,600,000 a	10,600,000
Philadelphia Authority for Industrial Development, Revenue (National Board of Medical Examiners Project) (Insured; MBIA, Inc. and Liquidity Facility; JPMorgan Chase Bank)	1.90	6/7/08	10,000,000 a	10,000,000
Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport)) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	1.61	6/7/08	11,000,000 a,b	11,000,000
South Carolina–.3%				
South Carolina Jobs-Economic Development Authority, EDR (Orders Realty Company, Inc. Project) (LOC; Wachovia Bank)	1.70	6/7/08	3,000,000 a	3,000,000
South Dakota–2.7%				
South Dakota Health and Educational Facilities Authority, Revenue (Rapid City Regional Hospital) (Insured; MBIA, Inc. and Liquidity Facility; U.S. Bank NA)	4.25	6/1/08	18,800,000 a	18,800,000
South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.25	8/15/08	7,000,000	7,006,261
Tennessee–.9%				
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.00	6/1/08	8,225,000 a	8,225,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas−8.7%				
Collin County Housing Finance Corporation, Multifamily Revenue (Carpenter-Oxford Development Housing) (Liquidity Facility; FHLMC and LOC; FHLMC)	1.79	6/7/08	4,195,000 [a,b]	4,195,000
Dallas, Waterworks and Sewer Revenue, CP (Liquidity Facility; Bank of America)	2.00	6/24/08	7,270,000	7,270,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.42	7/9/08	10,000,000	10,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.95	7/16/08	15,000,000	15,000,000
Houston Industrial Development Corporation, Air Cargo Revenue (Aero Houston East, LP Project) (LOC; Bank One)	2.10	6/7/08	4,430,000 [a]	4,430,000
Lubbock Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (GIC; Royal Bank of Canada and LOC: FHLMC, FNMA and GNMA)	2.25	10/15/08	9,940,000	9,940,000
North Texas Tollway Authority, BAN	4.13	11/19/08	14,965,000	14,979,591
Port of Port Arthur Navigation District, Revenue, CP (BASF AG)	1.95	9/4/08	5,000,000	5,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	2.32	6/7/08	7,000,000 [a,b]	7,000,000
Texas Department of Housing and Community Affairs, Multifamily Housing Mortgage Revenue, Refunding (Red Hills Villas) (Liquidity Facility; FNMA and LOC; FNMA)	1.74	6/7/08	5,015,000 [a]	5,015,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Vermont−.6%				
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; Calyon NA)	2.10	6/10/08	6,000,000	6,000,000
Virginia−.4%				
Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) (LOC; Regions Bank)	1.86	6/7/08	3,465,000 [a]	3,465,000
Washington−3.0%				
Chelan County Public Utility District Number 001, Consolidated Revenue (Merlots Program) (Insured; MBIA, Inc. and Liquidity Facility; Wachovia Bank)	2.03	6/7/08	6,970,000 [a,b]	6,970,000
Washington, GO (Merlots Program) (Insured; MBIA, Inc. and Liquidity Facility; Wachovia Bank)	1.98	6/7/08	18,175,000 [a,b]	18,175,000
Washington, GO (Putters Program) (Liquidity Facility; PNC Bank NA)	1.67	6/7/08	1,225,000 [a,b]	1,225,000
Washington Public Power Supply System, Revenue, Refunding (Nuclear Project Number 3) (Insured; FSA)	5.65	7/1/08	1,900,000	1,904,238
West Virginia−.3%				
Ritchie County, IDR (Simonton Building Products Inc.) (LOC; PNC Bank)	1.75	6/7/08	2,800,000 [a]	2,800,000
Wisconsin−3.3%				
Holmen School District, BAN	3.00	2/1/09	5,250,000	5,287,873
Oconomowoc Area School District, Tax and Revenue Anticipation Promissory Notes	4.00	8/22/08	5,000,000	5,028,934

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin (continued)				

Park Falls,
  IDR (Weather Shield Project)
  (LOC; Bank One)
	2.10	6/7/08	4,525,000 [a]	4,525,000

Wisconsin Housing and Economic
  Development Authority, Home
  Ownership Revenue (Liquidity
  Facility; Fortis Bank)
	1.85	6/7/08	12,020,000 [a]	12,020,000

Wisconsin School Districts,
  COP (Cash Flow Management
  Program) (LOC; U.S. Bank NA)
	4.00	10/30/08	4,800,000	4,817,936

Wyoming−.6%				
Campbell County, IDR (Two Elk Partners Project)	3.65	11/28/08	6,000,000	6,000,000
Total Investments (cost $969,755,395)			**102.3%**	**969,755,395**
Liabilities, Less Cash and Receivables			**(2.3%)**	**(22,011,641)**
Net Assets			**100.0%**	**947,743,754**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $206,400,906 or 21.8% of net assets.*

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	87.1
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	3.0
Not Rated[d]		Not Rated[d]		Not Rated[d]	9.9
					100.0

[†] *Based on total investments.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	969,755,395	969,755,395
Interest receivable		6,265,919
Prepaid expenses and other assets		206,173
		976,227,487
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		698,198
Cash overdraft due to Custodian		22,726,343
Payable for investment securities purchased		5,015,712
Accrued expenses		43,480
		28,483,733
Net Assets ($)		**947,743,754**
Composition of Net Assets ($):		
Paid-in capital		947,477,840
Accumulated net realized gain (loss) on investments		265,914
Net Assets ($)		**947,743,754**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	137,265,178	810,478,576
Shares Outstanding	137,497,890	810,264,010
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**14,862,032**
Expenses:	
Management fee–Note 2(a)	2,472,944
Shareholder servicing costs–Note 2(c)	1,337,126
Distribution and prospectus fees–Note 2(b)	867,674
Registration fees	56,922
Professional fees	34,427
Custodian fees–Note 2(c)	31,833
Directors' fees and expenses–Note 2(d)	26,449
Prospectus and shareholders' reports	7,000
Miscellaneous	20,811
Total Expenses	**4,855,186**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(168,883)
Less–reduction in fees due to earnings credits–Note 1(b)	(57,148)
Net Expenses	**4,629,155**
Investment Income–Net	**10,232,877**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**2,647**
Net Increase in Net Assets Resulting from Operations	**10,235,524**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007
Operations ($):		
Investment income—net	10,232,877	22,319,754
Net realized gain (loss) on investments	2,647	263,267
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**10,235,524**	**22,583,021**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A Shares	(1,485,926)	(3,007,282)
Class B Shares	(8,746,951)	(19,345,290)
Total Dividends	**(10,232,877)**	**(22,352,572)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A Shares	440,833,253	457,525,673
Class B Shares	1,962,618,616	3,136,860,726
Dividends reinvested:		
Class A Shares	1,473,020	2,878,142
Class B Shares	8,746,951	19,341,601
Cost of shares redeemed:		
Class A Shares	(405,386,550)	(483,968,722)
Class B Shares	(1,953,170,383)	(3,002,266,116)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**55,114,907**	**130,371,304**
Total Increase (Decrease) in Net Assets	**55,117,554**	**130,601,753**
Net Assets ($):		
Beginning of Period	892,626,200	762,024,447
End of Period	**947,743,754**	**892,626,200**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2008	Year Ended November 30,				
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.012	.031	.028	.017	.006	.006
Distributions:						
Dividends from investment income−net	(.012)	(.031)	(.028)	(.017)	(.006)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.45[a]	3.13	2.87	1.76	.64	.58
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.59[a]	.62	.60	.61	.60	.58
Ratio of net expenses to average net assets	.57[a]	.62[b]	.59	.61	.60[b]	.58[b]
Ratio of net investment income to average net assets	2.38[a]	3.09	2.82	1.70	.63	.59
Net Assets, end of period ($ x 1,000)	137,265	100,344	123,871	136,209	209,176	239,203

[a] Annualized.
[b] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2008 (Unaudited)	2007	2006	2005	2004	2003
			Year Ended November 30,			
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.010	.027	.024	.014	.002	.002
Distributions:						
Dividends from investment income−net	(.010)	(.027)	(.024)	(.014)	(.002)	(.002)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.03[a]	2.76	2.47	1.38	.25	.20
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.04[a]	1.05	1.04	1.05	1.05	1.04
Ratio of net expenses to average net assets	.99[a]	1.00	1.00	.99	.99	.96
Ratio of net investment income to average net assets	2.03[a]	2.72	2.44	1.39	.24	.20
Net Assets, end of period ($ x 1,000)	810,479	792,283	638,154	667,757	544,079	584,839

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Municipal Money Market Fund (the "fund") is a separate diversified series of General Municipal Money Market Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering one series, which is the fund. The fund's investment objective is to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 20.5 billion shares of $.001 par value Common Stock. The fund is currently authorized to issue two classes of shares: Class A (15 billion shares authorized) and Class B (5.5 billion shares authorized). Class A and Class B shares are identical except for the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2008, sub-accounting service fees amounted to $216,027 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1–Quoted Prices	0
Level 2–Other Significant Observable Inputs	969,755,395
Level 3–Significant Unobservable Inputs	0
Total	**969,755,395**

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended November 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2007 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the average value of the fund's net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2008, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B shares. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2008, Class B shares were charged $867,674, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, Class A shares were charged $15,453 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2007 through May 31, 2008, to reduce the expenses of Class B shares, if the aggregate expenses of Class B shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1%, of the value of the average daily net assets of each such class. Such expense limitations are voluntary, temporary and may be revised or terminated at any time. During the period ended May 31, 2008, Class B shares were charged $1,080,132 pursuant to the Class B Shareholder Services Plan, of which $168,883 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $13,336 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $952 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2008, the fund was charged $31,833 pursuant to the custody agreement.

During the period ended May 31, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist: management fees $377,107, Rule 12b-1 distribution plan fees $136,686, shareholder services plan fees $205,030, chief compliance officer fees $2,350 and transfer agency per account fees $4,041, which are offset against an expense reimbursement currently in effect in the amount of $27,016.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

NOTES

For More Information

**General Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: GTMXX   Class B: GBMXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

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